Executing Strategy 2020 London, 29 October 2015 John Cryan – Co-Chief Executive Officer Marcus Schenck – Chief Financial Officer Exhibit 99.6

Agenda 1 Executing Strategy 2020 2 Financial profile

In the next three years, we intend to make Deutsche Bank… … Simpler & more efficient Materially reduce number of products, clients and locations Simplify structure with fewer legal entities Manage towards competitive cost structure based on a more efficient infrastructure … Less risky Exit from higher risk countries and clients Improve control framework Implement automation to replace manual reconciliation … Better capitalised Reduce RWA by ~20% before regulatory driven inflation by 2020 Achieve ≥12.5% CET1 ratio(1) Generate sufficient organic capital to support business and drive returns to shareholders … Better run with more disciplined execution Have one fully accountable management team with all businesses and functions represented Put personal accountability in place of committees wherever possible Better align reward system and conduct to returns Throughout this presentation all capital related numbers are fully loaded

Strategy 2020: It is all about execution

Strategic priorities of Strategy 2020	Execution plan
Reposition Investment Banking	— RWA and CRD4 exposure reductions — Split division along client lines — Exit selected Global Markets business lines and markets
Reshape Retail	— IPO / sale of Postbank, sale of HuaXia stake — Restructure cost base, close >200 branches — Leading advisory capability for affluent, wealth and commercial clients
Digitalise DB	— Automate manual processes to drive efficiency and control — Fundamental redesign of customer interface
Grow Transaction Banking and Asset Management	— Expand penetration of European client segments and grow profitably in US and Asia — Continue to drive above-market AuM growth
Rationalise Footprint	— Exit countries, products and client segments where returns are too low or risks are too high
Transform target operating model	— Cut organisational layers that create complexity, slow decision making and stifle individual accountability — Install effective and robust control environment — In-source critical IT capabilities

Targeted 2018 financial impact

- Adjusted Costs[1] EUR <22 bn
- EUR ~3.8 bn gross savings; EUR ~1 – 1.5 bn net savings
- CIR ~70%
- 2015 – 2018 EUR ~3.0 – 3.5 bn restructuring and severance, 2/3rds spent by 2016
- CET1 ratio ≥12.5%
- Leverage ratio ≥4.5%
- EUR ~170bn net CRD4 exposure reduction
- EUR ~90 bn RWA reduction ex regulatory inflation
- Post-tax RoTE >10%

Note: 2018 targets are based on assumed FX rates of EUR/USD 1.07 and EUR/GBP 0.72

(1) New definition: total noninterest expenses excluding restructuring and severance, litigation, impairment of goodwill and other intangibles and policyholder benefits and claims

Deutsche Bank John Cryan/Marcus Schenck 29 October 2015 3

Reorganised our operating divisions along our client lines Corporate Banking & Securities Global Transaction Banking Private and Business Clients Deutsche Asset and Wealth Management Global Markets Corporate and Investment Banking Private, Wealth and Commercial Clients Deutsche Asset Management Sales & Trading Debt Sales & Trading Equity Corporate Finance Private and Business Clients Asset Management Global Transaction Banking Private Wealth Management Current segments Future segments (effective 1Q2016) Strengthen client alignment and anticipate developing regulatory best practice

One fully accountable new leadership team with all businesses and functions represented Christian Sewing Head of Private, Wealth and Commercial Clients Kim Hammonds Chief Operating Officer Stuart Lewis Chief Risk Officer Sylvie Matherat Chief Regulatory Officer Karl von Rohr Chief Administrative Officer Jeff Urwin Head of Corporate & Investment Banking Quintin Price Head of Deutsche Asset Management Garth Ritchie Head of Global Markets Marcus Schenck Chief Financial Officer Jürgen Fitschen Co-Chief Executive Officer John Cryan Co-Chief Executive Officer

Top priority: Achieve structurally affordable cost base
In EUR bn



Planned disposals(1)
~4
Perimeter of Deutsche Bank in 2018
~30 – 31
~0 – 0.5
Litigation
Restructuring & severance
<22
Adjusted Costs(2)
2015E Revenues(3)
2018 Target Costs

Revenue expectations

- Restructuring including country, client and product reductions to result in revenue loss
- Concurrent investments to drive growth in key areas like Transaction Banking, Asset Management, Wealth Management and Corporate Finance
- Anticipate target revenue growth to offset revenue losses from restructuring by 2018

Cost expectations

- Plan to sell assets with a cost base of EUR ~4 bn over next 24 months
- Assume current litigation issues largely resolved by 2018
- 2015 – 2018 expected restructuring and severance of EUR ~3 – 3.5 bn
- Net savings target of EUR ~1 – 1.5 bn by 2018
- 2018 planned Adjusted Costs[2] EUR <22 bn

Note: 2018/2020 targets are based on assumed FX rates of EUR/USD 1.07 and EUR/GBP 0.72
(1) Primarily related to Postbank and HuaXia Bank (incl. EUR 0.6bn impairment)
(2) Total noninterest expenses excluding restructuring and severance, litigation, impairment of goodwill and other intangibles and policyholder benefits and claims
(3) Revenues are estimates and subject to potentially material change

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29 October 2015 6

How do we take out costs? Planned key measures Focus client base Reduce country presence Exit selected businesses / shrink product range Streamline country presence through full exit or more focused and smaller presence Reduce operational complexity and conduct risk Exit a number of businesses in Global Markets, reduce others Right-size retail branch network and reduce product offering Thorough review of client relationships in Global Markets and Corporate & Investment Bank Particular focus on reducing clients in high-risk operating countries Re-engineer excessively complex IT architecture Industrialise the bank with focus on automation and simplification Digitalise customer experience and end-to-end processes Material overhaul of IT infrastructure / automate processes Resolve organisational complexity Establish clear accountability structure Eliminate ~90 legal entities Take out organisational layers

Reduce complexity of our business

Planned focus on:

Client base

GM / CIB client portfolio, in %



100%
100%
Tail
~70%
Core
~30%
~20%
~80%
% Clients
% Revenues(1)

- Reduce number of clients in Global Markets and Corporate & Investment Banking by up to 50%
- Become more relevant (top 3 bank) with key corporate clients
- Increase number of products per client
- Target lower RWA over time, but higher revenues

Product suite

- Exit a number of businesses:
  - Market-making uncleared CDS
  - Rates legacy (e.g. uncleared swaps with dealers)
  - Agency RMBS trading
  - High risk weight securitised trading
- Rationalise a number of businesses:
  - EM Debt hubbing
  - Low return client lending
  - FIC perimeter
  - Rates & Credit OTC clearing
- Reduce products in retail by 1/3rd

Country footprint

- Full exit from 10 countries to be implemented within next 36 months
- Further centralise booking and onshore trading in regional hubs
- Targeted financial impact:
  - Cost savings EUR ~200 m
  - CRD4 leverage exposure decline EUR ~10 bn
  - ~700 FTE reduction
- Maintain strong commitment to our global network with Transaction Banking to focus on its international client base
- Expected to reduce complexity and conduct risk

(1) Based on FY2014 revenue credits

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Reduce complexity of our IT Infrastructure Operating systems 45 4 Key performance indicators 2015 2020 Plan Change End-of-life hardware / software 166 0 % virtualisation 46% 95% Private cloud adoption 20% 80% Intersystem reconciliations ~1,000 ~300 ~90% 100% 49ppts 60ppts 70% “Run the bank” costs targeted to decline by EUR ~800 m

Control issues must be resolved In EUR bn (1) (1) Insufficient controls and poor behavior led to enormous litigation burden Robust investment required to strengthen weak control infrastructure Know-Your-Customer and Anti-Money-Laundering infrastructure a priority Thorough review of client relationships, particularly those in higher risk countries Accountability for conduct issues across DB must be key Align reward system to better reflect conduct 30 Sep 2015 litigation reserves at EUR 4.8 bn Excluding impairment of goodwill and other intangibles of EUR 1.9 bn in 2012 and EUR 5.8 bn in 9M2015

Growing regulatory pressures will continue

	Issues	DB intended response
RWA Inflation	— Basel 4 — Fundamental Review of the Trading Book — Standardised Approach for Counterparty Credit Risk and Credit Risk — Standardised Approach floors — Operational Risk RWA — Total impact: EUR ~100+bn	— EUR ~90 bn RWA reduction by 2018 before RWA inflation — Further portfolio optimisation in Global Markets in 2019 and 2020 — No common equity dividend planned for fiscal years 2015 and 2016
Intermediate Holding Company (IHC)	— Fundamental change to DB's governance model in the U.S. — IHC must be capitalised and operational by July 2016 — IHC to participate in CCAR[1] in April 2017 (private) and April 2018 (public)	— EUR ~500 m investment planned in IHC / CCAR[1] projects over 2015 – 2017 — EUR ~100 m ongoing expense expected from 2018 onwards

(1) Comprehensive Capital Analysis and Review

Deutsche Bank John Cryan/Marcus Schenck 29 October 2015 11

Global Markets will remain core business but significant planned actions Lack of straight-through processing Sizeable legacy derivatives inventory generating low returns Too many things to too many people, leading to inefficiency Inflexible compensation culture Conduct and control issues Balanced portfolio of market leading products Deep client relationships Strong distribution teams Excellent risk management capabilities Shown great adaptability to changing capital requirements Planned actions Rationalise and optimise business mix Review and materially reduce number of client relationships Streamline product, infrastructure and technology to drive cost reductions Cut balance sheet Franchise strength Significant challenges remain

Reallocating CB&S resources, primarily in Global Markets

3Q2015 – 2018 targeted change, in EUR bn

	RWA	CRD4 Exposure	Revenues
Exit			
Market making uncleared CDS	~(15)	~(40)	~(0.4)
Rates legacy: e.g. uncleared Swaps with dealers			
Agency RMBS trading			
High risk weight securitised trading			
Rationalise			
EM Debt hubbing	~(9)	~(40)	~(0.7)
Low return client lending			
FIC perimeter			
Rates & Credit OTC clearing			
Optimise			
Leverage initiatives	~(14)	~(30)	~(0.6)
RWA initiatives			
Invest			
Normalisation of market risk levels	~5		
Prime Brokerage	~5	~40	~0.6
Credit Solutions including CRE			
Targeted Client Lending			
M&A and ECM investment			
Total Impact	**~(28)**	**~(70)**	**~(1.1)**

Note: RWA changes to 2018 excludes inflation driven by regulatory driven methodology changes, operational risk increases and operational risk re-allocations from Group. 2018 targets are based on assumed FX rates of EUR/USD 1.07 and EUR/GBP 0.72

Deutsche Bank John Cryan/Marcus Schenck 29 October 2015 13

Corporate and Investment Banking: Continue to grow profitably Combine Transaction Banking and Corporate Finance under common leadership Continue to grow substantial Transaction Banking businesses with particular focus on core German market and Asia Pacific Retain strength in Debt Capital Markets with focused efforts to expand market share in Advisory and Equity Capital Markets Client coverage moving away from single product-only relationships towards focus on more cross-sell opportunities with higher profitability Several initiatives already underway Strategic goal of deepening and optimising Top Tier and Core relationships Reducing number of tail clients with limited prospects and / or in high risks countries as well as lowering complexity at the same time Enhanced capital allocation / lending processes spanning all CIB to drive improved efficiency

Private, Wealth & Commercial Clients: Leverage the partner-ship to improve client focus and realise cost synergies “One Bank” in Germany Offer seamless client coverage with distinct Private Banking and Wealth Management approach Strengthened European presence Complement the existing PBC affluent client business with (U)HNW franchise – with active client referrals and enhanced cross-selling into Wealth Management Growth track for Asia, Americas & Middle East Continue expansion in growing markets of Asia, Americas and Middle East with superior offerings for (U)HNW clients – leveraging DB Capital Market expertise “Deutsche Bank for Entrepreneurs” Integrated approach for the attractive and growing segment of entrepreneurs – both in Germany and across Europe Cost synergies Invest in digitalisation and generate synergies in product offerings, operations, overhead and support functions Capital efficiency Improve capital efficiency by further strengthening advisory capabilities and emphasis on capital-light products

Private, Wealth & Commercial Clients: Distinct client and product focus Estimated share of total revenues, FY2014 (Wealth Management and PBC pro-forma(1)) 15_84 13_84 45_84 Product focus – targeted impact Private Clients Refocus ~55% Digitally enabled retail bank with reshaped branch network & formats and efficient e2e processes Focus on affluent clients with leading advisory banking and emphasis on investment products Presence in core European markets leveraging strong DB brand Investment & Insurance Products Digital product offering é Mortgages é è Emphasize Commercial Clients ~20% Focus on MidCap client relationship management; regain “Hausbank”-status in Germany (Deutsche Bank for Entrepreneurs) Deliver first class quality solutions and services Accelerate cross selling by leveraging DB’s product strengths – in collaboration with CIB Emphasise é Capital Markets and Transaction Banking Products ì Commercial Lending Deposits Wealth Management Emphasise ~25% Top 10 global wealth manager Relationship-based approach with tailored solutions, access to DB’s global franchise Invest in key growth markets, e.g., Asia, Americas, Middle East with superior offerings for (U)HNW clients Discretionary Portfolio Management (DPM) Capital Markets Products é Lending solutions ì ì (1)Excluding Postbank and selective parts of Advisory Banking International è

Private, Wealth & Commercial Clients: Reshape PBC for lower costs and higher efficiency

	Key levers
Portfolio measures	— Disposal of Postbank — Sale of stake in HuaXia Bank — Consumer finance portfolio measures across Europe
Network optimisation	— Rationalise the number of sales and market regions in Germany — Close >200 branches in Germany
Organisational streamlining	— Reduce number of products by 1/3rd — Reduce number of committees by 2/3rds — Streamline PBC Head Office and Operations set-up

Targeted impact

CRD4 leverage exposure
EUR ~(140) bn

RWA
EUR ~(50) bn

Gross cost reduction (2018 vs 2015)
EUR ~0.6 bn

Reported CIR(1) (2018 vs 2015)
>(10) ppt

Additionally, realise synergies from combining PBC with Wealth Management (mainly operations, overhead and support functions)

(1) CIR adjusted for impairments in 2015

Deutsche Bank John Cryan/Marcus Schenck 29 October 2015 17

Planned disposal of Postbank

Separate	Optimise	Execute
— Squeeze-out — Cease integration efforts especially in IT and operations — Revert to stand-alone businesses — Maintain efficiency and service quality improvements	— Develop and execute restructuring plan — Digitalisation — Prepare IPO / sale process	— Launch IPO or possible sale

Today: Separate (in progress)

2014 summary results[1], in EUR bn

Revenues	IBIT	CRD4	RWA
3.6	0.4	~140	~40

(1) Results refer to the DB internal view which differs from the Postbank AG results reported on a stand-alone basis, primarily driven by purchase price allocation / accounting differences

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Asset Management: global client franchise with strong growth momentum In EUR bn Top 10 bank-owned global Asset Manager(1) Strength across products, channels and regions 146 4* and 5* Morningstar funds Top 5 provider of actively managed funds in Europe by AuM Top 2 ETF provider in Europe by AuM One of the largest global alternatives players Geographic mix EUR 748 bn 31% Americas 17% EMEA ex. Ger & UK 10% UK 36% Germany 6% Asia-Pacific Invested assets Net new assets Sep 2015 22 26 (27) (39) Sep 2015 As of 30 September 2015 EUR 748 bn 48% Fixed Income / Money market products Product mix 11% Multi Asset 16% Index 14% Equity 11% Alternatives As of 30 September 2015 Note:Combined retail and institutional client view based on current segmentation, subject to change based on announced reorganization of our operating segments (1)DB internal analysis from IPE Top 400 AM List 2015

Select examples: Expand innovative retirement and Strategic Beta offerings Further enhance ETF, Alternatives and Multi-Asset investment capabilities Invest in superior client solutions capabilities (e.g. pensions) Continue building out ESG(2), sustainable and impact investing Fully automate front-to-back investment processes Asset Management: strategic focus on institutional clients and funds How we want to grow Why we want to grow AM Asset Management targets by 2018 AuM growth above market Top player in multi-asset and solutions Competitive cost efficiency Streamlined investment processes Attractive industry growth outlook (~6% rev. CAGR)(1) Diversified, recurring fee-based business Capital-efficient with attractive returns Strong momentum of net inflows Source: PWC, Asset Management 2020, A Brave New World Environmental, social and governance

NCOU: Accelerated wind-down RWA, in EUR bn Accelerated wind-down of NCOU targeted to be materially complete by 2016 Estimated incremental IBIT impact from accelerated wind-down of EUR ~(1–2) bn; estimated to be accretive to CET1 ratio Continued derisking of monoline exposures and settlement / novation of long-dated CDS contracts Sale of residual IAS 39 reclassified assets and derisking of European mortgage book Planned measures

Financial targets

	2018	2020
CET 1 ratio, in %	≥ 12.5%	
Leverage ratio, in %	≥ 4.5%	≥ 5.0%
Post-tax RoTE, in %	>10%	
Dividend per share	Aspiration to deliver competitive payout ratio	
Adjusted Costs[(1)], in EUR bn	<22.0	
CIR, in %	~70%	~65%
RWA[(2)], in EUR bn	~320	~310

Note: 2018/2020 targets are based on assumed FX rates of EUR/USD 1.07 and EUR/GBP 0.72
(1) Total noninterest expenses excluding restructuring and severance, litigation, impairment of goodwill and intangibles and policyholder benefits and claims
(2) Excluding expected regulatory inflation

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Agenda 1 Executing Strategy 2020 2 Financial profile

Moving towards a cleaner cost definition
Noninterest expenses 2014, in EUR bn



Policyholder benefits and claims / Impairments(1)
Litigation(2)
CtA(3)
Old adjusted cost
27.7
0.5
2.0
1.4
23.8
2014 old definition
27.7
0.4
2.0
Restructuring & severance
0.4
Adjusted Costs
25.0
2014 new definition
Disposals(4)
~4.1
~20.8
Future bank perimeter

New concept of **"Adjusted Costs"** with reduced carve-outs:

- Litigation cost
- Restructuring and severance
- Impairments
- Policyholder benefits and claims

Restructuring and severance represent the most significant costs to achieve our cost savings target. All other costs will be included in Adjusted Costs.

(1) Impairments refer to Impairments of goodwill and other intangibles. The old definition also includes other disclosed cost specific items, which become part of adjusted costs under the new definition
(2) Includes loan processing fees recorded in PBC
(3) CtA includes other severance
(4) Executed and planned disposals, e.g. related to Postbank and NCOU operating assets

Deutsche Bank John Cryan/Marcus Schenck 29 October 2015 24

2015 noninterest expenses affected by one-off items

Noninterest expenses, in EUR bn



27.7
~4.1
0.4
2.0
0.4
~20.8
29.8
~4.5
0.4
2.2
0.4
~22.3
~4
9M2015
5.9
9M2015
4.0
~1 – 1.5
~23
Disposals(1)
Policyholder benefits and claims/ Impairments(2)
Litigation(2)
Restructuring & severance
Adjusted Costs(3)
Reported 2014
Reported 2014 @2015FX(4)
2015E(2)

- 2015 cost position hit by material one-offs:
  - EUR 5.8 bn goodwill / other intangibles impairment (9M2015)
  - EUR 4 bn litigation (9M2015)
  - EUR ~1 – 1.5 bn restructuring & severance, mainly Strategy 2020 related

(1) Executed and planned disposals, e.g. related to Postbank and NCOU operating assets
(2) Impairments relates to impairments of goodwill & other intangibles. 2015 figures shown for policyholder benefits and claims, impairments of goodwill & other intangibles and litigation are based on 9M2015 Actuals. Disposals, restructuring & severance and adjusted costs are estimates and subject to potentially material change
(3) Total noninterest expenses excluding restructuring & severance, litigation, impairment of goodwill and other intangibles and policyholder benefits and claims
(4) To exclude the FX effects, the prior year is recalculated using current year's FX rate

Deutsche Bank John Cryan/Marcus Schenck 29 October 2015 25

Adjusted Cost target EUR <22 bn in 2018

In EUR bn



Disposals
~4(1)
Intend to execute over the next 12 – 24 months
Policyholder benefits and claims / Impairments
9M2015
5.9
All goodwill in CB&S and PBC written down in 3Q2015
9M2015
Litigation
4.0
Restructuring & severance
~1-1.5
Adjusted Costs
~23
Future bank perimeter: 2015E revenue EUR ~30 – 31 bn excluding planned disposals
~0.8
~0.2
~0.6
~3.8
Adjusted Cost reduction
~(1-1.5)
Net cost reduction
~(1.5-2.5)
Assume current litigation issues largely resolved
~1.0
~0.9
~0-0.5
<22
2015 baseline
Inflation
Regulatory spend
Software amortisation
Target gross cost savings
Lower restructuring & severance
Reinvest into selective growth
2018 target cost base

Note: 2018 targets are based on assumed FX rates of EUR/USD 1.07 and EUR/GBP 0.72
Impairments relates to impairments of goodwill & other intangibles. 2015 figures shown for policyholder benefits and claims, impairments of goodwill & other intangibles and litigation are based on 9M2015 Actuals. Disposals, restructuring & severance and adjusted costs are estimates and subject to potentially material change

(1) Executed and planned disposals, e.g. related to Postbank and NCOU operating assets

Deutsche Bank John Cryan/Marcus Schenck 29 October 2015 26

Key areas to achieve cost savings

Cumulative targeted savings 2015 – 2018, in EUR bn

	Measures	Target gross savings
Business	— Focus Global Markets business model — Re-shape Retail banking — Reduce client footprint in Global Markets and Corporate & Investment Banking — Execute country exits	~2.1
Technology / Operations	— Simplify IT / Operations landscape — Re-engineer core platforms — Develop front-to-back data environment — Continue modernisation of technology	~1.0
Infra-structure (ex Technology / Operations)	— Reduce complexity together with businesses and ensure regulatory compliance — Eliminate Corporate Center redundancies — Automate manual workflow	~0.7
		~3.8

Expected restructuring and severance cost

- Total 2015 – 2018: EUR ~3 – 3.5 bn
- 2/3rds spent in 2015/ 2016

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~9k internal FTE reductions planned

Internal FTE, in 000s



~103
~3
~105
~(20)
~86
~(5)
~2
~(6)
~77
~(9)
Total reduction in internal FTE
FY15 Estimate(1)
Planned GTO internalisation 2016-2018
Pro-forma incl. GTO internalisation 2016-2018
Planned disposals (2)
Baseline incl. internalisation
Business reductions
Business growth
Infrastructure
2018 Plan

~6,000 additional reduction of external Global Technology related FTEs (~20% of total)

(1) Includes expected internalisation of ~2k by 2015
(2) Includes ~19k FTE from Postbank (incl. service entities)

Deutsche Bank John Cryan/Marcus Schenck 29 October 2015 28

RWA planned to be reduced materially but offset by regulatory inflation
In EUR bn


408
~(40)
~(40)
~(30)
~20
~320
~40+
~360+
~60+
~(10)
~410+
3Q2015
Disposal of Postbank
NCOU wind-down / other disposals
Global Markets net reduction
Business growth / Other
2018 Target excl. inflation(1)
2015-2018 estimated RWA inflation (1)
2018 Target incl. inflation(1)
2019/2020 estimated RWA inflation (1)
Further Global Markets net reduction
2020 Target incl. inflation(1)

Note: 2018/2020 targets are based on assumed FX rates of EUR/USD 1.07 and EUR/GBP 0.72

(1) Anticipated regulatory RWA inflation ("RWA inflation") based on latest BCBS pronouncements; Operational Risk estimate assessed on current AMA model as it exceeds the estimates derived from the latest published proposals by the BCBS in 2014; all estimates net of mitigation

Deutsche Bank John Cryan/Marcus Schenck 29 October 2015 29

RWA inflation from regulatory requirements[1]
In EUR bn


~100+
Operational risk
Market Risk
Credit Risk
Total estimated impact

	Operational risk	Market Risk	Credit Risk
Driver	— Additional own and industry loss data	— Fundamental Review of the Trading Book — Main impact on Global Markets	— SA CCR / CRSA[2] — Floor assumed at 60 – 70%
Timing	— 2016/2017	— 2019	— 2019/2020

Note: 2018/2020 targets are based on assumed FX rates of EUR/USD 1.07 and EUR/GBP 0.72
(1) Anticipated regulatory RWA inflation ("RWA inflation") based on latest BCBS pronouncements; Operational Risk estimate assessed on current AMA model as it exceeds the estimates derived from the latest published proposals by the BCBS in 2014; all estimates net of mitigation
(2) SA CCR (Standardised Approach for Counterparty Credit Risk), CRSA (Standardised Approach for Credit Risk)

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Conservative capital growth achieves capital ratios

Minimum required CET1 capital to achieve target capital ratio


In EUR bn
Reported
Minimum required CET1 capital
2015 - 2020 cumulative required organic capital build EUR ~4 – 8 bn
~47
~45
~51-55
Sep 2015
2018
2020

	Sep 2015	2018	2020
RWA[1] (in EUR bn)	408	~360+	~410+
CET1 ratio	11.5%	≥12.5%	≥12.5%

- 3Q2015 – 2018: No growth in CET1 capital required to reach 12.5% CET1 ratio, assuming planned RWA reduction
- By 2020: EUR ~4 – 8 bn organic CET1 capital generation required to mitigate RWA inflation
- No common share dividend planned for fiscal years 2015 and 2016; longer-term aspiration to deliver a competitive payout

Note: 2018/2020 targets are based on assumed FX rates of EUR/USD 1.07 and EUR/GBP 0.72
(1) Target, including expected regulatory inflation

Deutsche Bank John Cryan/Marcus Schenck 29 October 2015 31

~1,250 Further exposure reduction planned to improve leverage ratio CRD4 exposure, in EUR bn Target Target / other Global Markets net reduction NCOU wind-down / other disposals Leverage ratio target reflects likely EU regulatory requirements and DB’s strategic objectives Improvement principally driven by disposals and deleveraging EUR 3 – 4 bn further AT1 issuance assumed to support leverage ratio ~1,250 Note: 2018/2020 targets are based on assumed FX rates of EUR/USD 1.07 and EUR/GBP 0.72 Numbers do not add up due to roundings

Pro forma funding remains robust and well positioned for new regulation

External funding profile



In EUR bn
X%
Most stable funding sources
977
843
~850
Other
Transaction Banking
WM deposits
Retail (excl. WM deposits)
Capital Markets & Equity
25%
75%
21%
7%
25%
22%
29%
71%
23%
8%
16%
23%
~25%
~75 %
~25%
~10%
~15%
~25%
3Q2015
3Q2015 pro-forma (1)
2018 Plan

- 2015 Funding Plan complete with EUR 33 bn raised vs EUR 30 – 35 bn target; 2016 requirements expected to be similar to 2015
- Liquidity reserves of EUR 219 bn as of 30 Sep 2015
- LCR >110%(2)
- Targeted NSFR ex Postbank >100% by 2016

Note: 2018 targets are based on assumed FX rates of EUR/USD 1.07 and EUR/GBP 0.72
(1) Pro forma for the disposal of Postbank and deconsolidation of EUR ~130bn of stable funding sources
(2) Estimated as of 30 September 2015 month-end, based on Basel Committee on Banking Supervision LCR quantitative impact study guidelines

Deutsche Bank John Cryan/Marcus Schenck 29 October 2015 33

DB at a glance – where we are going

		Reported 2014	Group financial targets 2018	Group financial targets 2020
Simpler & more efficient	CET 1 ratio	11.7%	≥12.5%	
	Leverage ratio	3.5%	≥4.5%	≥5.0%
Less risky	Post-tax RoTE	3.5%	>10%	
	Dividend per share	0.75	Aspiration to deliver competitive payout ratio	
Better capitalised	Costs(1), in EUR bn	25.0	<22.0	
	CIR	87%	~70%	~65%
Better run with more disciplined execution	RWA(2), in EUR bn	394	~320	~310

Our driving goal: Create better returns for our shareholders

Note: 2018/2020 targets are based on assumed FX rates of EUR/USD 1.07 and EUR/GBP 0.72
(1) Total noninterest expenses excluding restructuring and severance, litigation, impairment of goodwill and intangibles and policyholder benefits and claims
(2) Excluding expected regulatory inflation

Deutsche Bank John Cryan/Marcus Schenck 29 October 2015 34

Financial highlights in summary

- Clear concept of Adjusted Costs
  - Limited adjustments to cost base to drive better cost discipline
  - Adjusted Cost reduction of EUR ~1 – 1.5 bn targeted by 2018
  - Net cost reduction target (adjusted costs plus restructuring and severance) of EUR ~(1.5 – 2.5) bn by 2018

- 2015 and 2016 expected to be burdened by material items
  - 2/3rds of EUR ~3.0 – 3.5 bn restructuring and severance
  - Significant litigation
  - Impairments, largely in 2015
  - NCOU accelerated wind down, largely in 2016

- 2017 first "cleaner" year, 2018 first post cost restructuring year
- Expect to offset revenue declines from selected business, country and client exits with growth investments

- Plan to achieve regulatory capital ratios organically
  - Expected long-term RWA inflation planned to be offset by ~20% RWA decline from current levels by 2018
  - Target CET1 ratio ≥12.5% by 2018

Deutsche Bank

John Cryan/Marcus Schenck
29 October 2015

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This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 20 March 2015 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.db.com/ir. This presentation also contains non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS, to the extent such reconciliation is not provided in this presentation, refer to the 3Q2015 Financial Data Supplement, which is available at www.db.com/ir. Cautionary statements